UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated November 11, 2010
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes          No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes          No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes          No X

Enclosure: Press release     ANGLOGOLD ASHANTI PROFIT MORE THAN DOUBLES AS
PRODUCTION TOPS GUIDANCE

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com
News Release
11 November 2010

ANGLOGOLD ASHANTI PROFIT MORE THAN DOUBLES AS PRODUCTION TOPS
GUIDANCE

(JOHANNESBURG) – AngloGold Ashanti, the gold producer which eliminated the industry’s largest hedge position during October, more than doubled adjusted headline earnings* to $303m after production from its mines in South Africa and Australia increased and gold prices climbed to a record.

“Our operations are performing well and there’s a strong tailwind from the gold price,” Chief
Executive Officer Mark Cutifani said. “With the hedge book out of the way we can now capture the full gold price, which has the potential to further boost margins and increase cash flow.”

Production was 1.162Moz at a total cash cost of $643/oz in the three months to
30 September, compared with production the previous quarter of 1.13Moz at $617/oz, and guidance of 1.15Moz at $645/oz. This result was achieved despite winter power tariff increases and stronger than anticipated currencies in South Africa, Brazil and Argentina.

The South African operations delivered another outstanding performance with a 7%
increase in production to 478,000oz, while total cash costs rose 6% to $594/oz. Sunrise
Dam in Australia posted a 7% growth in production to 93,000oz and the Geita mine in
Tanzania increased output by 3% to 93,000oz, while reducing costs by 15% to $705/oz.

Adjusted headline earnings* were $303 million or 82 US cents a share in the third quarter, from $129 million, or 35 US cents a share the previous quarter.

AngloGold Ashanti is saddened and disappointed at the fatal injuries to four employees during the quarter – three in South Africa and one in Mali. The company, which has reduced its average fatality rate by 65% since 2007 and improved overall workplace safety by 45%, is continuing to implement the second phase of its safety improvement strategy to continue towards its goal of eliminating all safety incidents.

The company completed an accelerated buy-back of its outstanding hedge positions on
7 October at a cost of $2.64bn and an average price of $1,300/oz. The removal of the hedge book allows the company to sell its gold at market prices, allowing it to better fund the pipeline of organic growth projects which are expected to add about 1Moz to current production over the next five years, through total project capital expenditure of about
$2.5bn.

AngloGold Ashanti’s board this week approved the development of the 3.3Moz Tropicana gold project in Australia, a joint venture with Independence Group which owns a 30% stake.
The project (100%), expected to pour its first gold in 2013, will require capital expenditure of
$710m to $760m and will have annual production of 470,000oz to 490,000oz in the first three years.

“Tropicana is the first of AngloGold Ashanti’s major gold discoveries to move into production,” Cutifani said. “It’s gratifying to be developing our own projects at a time when so many majors are forced to pay huge premiums to fill their project pipelines.”

Fourth-quarter production is anticipated to be 1.14Moz at a total cash cost of $640/oz, assuming an exchange rate of R7.25 to the dollar and $675/oz assuming an exchange rate of R6.75 to the dollar.

Following resumption of exploration at the La Colosa deposit in Colombia, initial drill intercepts have returned encouraging grades, including 74m@ 1.9g/t and 85m@3.3g/t in
`hornfels-style’ mineralization in schist material adjacent to the porphyry deposit. The company will conduct further work to better understand the significance of the results.
*Excludes cost of accelerated hedge buy back

ENDS
__________________________________________________________________________________________________________________

Contacts
Tel:                                                                                           E-mail:
Alan Fine (Media) +27 (0) 11 637- 6383 / +27 (0) 83 250 0757 afine@anglogoldashanti.com
Stewart Bailey (Investors) +1 212 836 4303 / +27 (0) 82 330 9628 / +1 64 633 84337 sbailey@anglogoldashanti.com

Certain statements made in this communication, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold
Ashanti’s exploration and production projects, the completion of announced mergers and acquisitions transactions, AngloGold Ashanti’s liquidity and capital resources, and expenditure and the outcome and consequences of any litigation proceedings or environmental issues, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although
AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2009, which was distributed to shareholders on 30 March 2010. The company’s annual report on Form 20-F, was filed with the Securities and Exchange Commission in the United States on April 19, 2010 and as amended on May 18, 2010. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to
AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
AngloGold Ashanti posts information that is important to investors on the main page of its website at
www.anglogoldashanti.com
and under the
“Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about
AngloGold Ashanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: November 11, 2010
By: /s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary